 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 6 TO SCHEDULE 13D ON SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

INTERNATIONAL FLAVORS & FRAGRANCES INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

459506101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Winder Investment Pte Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares
	6.	SHARED VOTING POWER 25,109,000 shares
	7.	SOLE DISPOSITIVE POWER 0 shares
	8.	SHARED DISPOSITIVE POWER 25,109,000 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,109,000 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (see item 4)
12.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Haldor Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares
	6.	SHARED VOTING POWER 25,109,000 shares
	7.	SOLE DISPOSITIVE POWER 0 shares
	8.	SHARED DISPOSITIVE POWER 25,109,000 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,109,000 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (see item 4)
12.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Freemont Capital Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares
	6.	SHARED VOTING POWER 25,109,000 shares
	7.	SOLE DISPOSITIVE POWER 0 shares
	8.	SHARED DISPOSITIVE POWER 25,109,000 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,109,000 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (see item 4)
12.	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

Item	1.

(a)       Name of Issuer:

International Flavors and Fragrances Inc.

(b)       Address of Issuer’s Principal Executive Offices:

521 West 57th Street

New York, N.Y. 10019-2960

Item	2.

(a)       Name of Person Filing:

Winder Investment Pte Ltd
Freemont Capital Pte. Ltd.
Haldor Foundation

(collectively, the “Reporting Persons”)

(b)       Address of Principal Business Office or, if none, Residence:

Winder Investment Pte Ltd

#19-01A 6 Battery Road

Singapore 049909

Freemont Capital Pte. Ltd.

#19-01A 6 Battery Road

Singapore 049909

Haldor Foundation

Zollstrasse 16

P.O. Box 845

FL-9494 Schaan

Liechtenstein

(c)       Citizenship:

Winder Investment Pte Ltd - Singapore private company

Haldor Foundation – Liechtenstein foundation
Freemont Capital Pte. Ltd. – Singapore private company

(d)       Title of Class of Securities:

Common Stock

(e)       CUSIP Number:

459506101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
☐	(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
☐	(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
☐	(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
☐	(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
☐	(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
☐	(g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
☐	(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐	(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

(a)       Amount beneficially owned:

The Reporting Persons are the beneficial owners of 25,109,000 shares of Common Stock.

(b)       Percent of class:

The Reporting Persons may be deemed to own beneficially 9.9% of the Issuer’s Common Stock, which percentage is calculated based on 254,546,994 shares of Common Stock Outstanding as of November  1, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on November 8, 2021.

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote 25,109,000 shares
(iii)	Sole power to dispose or to direct the disposition of : 0 shares
(iv)	Shared power to dispose or to direct the disposition of: 25,109,000 shares
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14 a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2022

Winder Investment Pte Ltd

By:	/s/ Sharon Yam
Name:	Sharon Yam
Title:	Director

By:	/s/ Iqbal Jumabhoy
Name:	Iqbal Jumabhoy
Title:	Director

Freemont Capital Pte Ltd

By:	/s/ Sharon Yam
Name:	Sharon Yam
Title:	Director

By:	/s/ Iqbal Jumabhoy
Name:	Iqbal Jumabhoy
Title:	Director

Haldor Foundation

By:	/s/ Peter Prast
Name:	Peter Prast
Title:	Board Member

By:	/s/ Ernst Walch
Name:	Ernst Walch
Title:	Board Member